Exhibit 3.2

Amendment to the Bylaws

The following section will be removed in its entirety:

Section 213. Eligibility and Mandatory Retirement. No person shall be eligible to be newly elected or appointed as a director if he/she shall have attained the age of seventy-one (71) years on or prior to the date of his/her election. Any director of this Corporation, who attains the age of seventy-one (71) years shall cease to be a director (without any action on his/her part) at the close of business on the day prior to the date of the next shareholders’ meeting at which directors are to be elected regardless of whether or not his/her term as a director would otherwise expire at such shareholders’ meeting.